UnitedHealth Group



Advancing a new era in American health care

2006 Summary Annual Report





Nearly 60,000 employees, united by their desire to make health care work better, are helping to advance higher quality health care that is more consistent, simpler, and more available and effective for everyone.

Jean Cherry

The diagnosis of a serious medical condition often brings with it fear, confusion and uncertainty for patients and their families. Jean Cherry, director of United Resource Networks' Clinical Sciences Institute, oversees the research that helps patients with complex medical conditions receive the best clinical care.

The Clinical Sciences Institute brings together more than 100 physician experts to establish quality standards for top-performing hospital programs for the treatment of organ transplants, complex cancers, congenital heart disease, neonatal conditions, infertility services, bariatric surgery and kidney disease. Standards are based on patient health results, program and physician experience, written treatment protocols, patient education programs and the latest research findings.

Jean and a team of United Resource Networks physicians and project coordinators then apply these guidelines to identify high-quality medical programs across the nation — Centers of Excellence — to participate in specialized networks that give customers access to some of the most successful doctors and hospitals for the treatment of complex conditions.

"Patients who receive care through our Centers of Excellence gain confidence and peace of mind from knowing they will be helped by our country's most effective, knowledgeable and capable physicians," says Cherry, "and better quality care means a better quality of life, fewer complications and more affordable care."

Finding answers hidden in data

Carl Kraus, M.D.
Dave Anderson
Jean Rawlings

Which medication is safer? Which treatment approach is the most effective? Where can investigators find patients and clinicians for a critical clinical trial study to quickly determine the safety and efficacy of a new drug compound?

Just two years ago, because of the vast databases of information that needed to be searched, it could take months to commence a clinical trial. But thanks to Ingenix researchers, such as Jean Rawlings, Dave Anderson and Carl Kraus, we can now begin to answer these questions instantaneously.

Using an innovative and patented method of sorting and analyzing very large data sets, Ingenix researchers are able to find patterns in data more rapidly than ever before. The company can tackle whole new classes of "what if" safety and quality problems that wouldn't have been practical to consider previously because of time, complexity and the immensity of the data sets.

This technology powers the CRAFT™ research tool and the i3 Aperio™ drug registry, currently used by the FDA as its exclusive signal detection system to identify potential drug safety issues.

"Knowledge is critical," explains Rawlings. "It can help physicians, care providers and drug researchers improve the quality of care they provide, use resources more effectively and influence lifestyle choices that lead to better health."





Helping people become informed health care consumers

Sara Huntley
Chris Whealy
Rhiannon Johnson
Valerie Meyer

Consumer-centered health products are designed to help people better understand and consider quality and cost choices as they make health care decisions. "Our goal is to help people become active, informed health care consumers," says Valerie Meyer, "and that represents a significant behavioral shift."

Valerie and her team help employers develop a change management strategy that supports employees in the transition to consumer-centered health products — explaining new benefits and resources, addressing barriers to change and emphasizing leadership support. They also provide a customized, year-round communication and education program that includes tailored messages about the importance of preventive care and benefits of our 24-hour health coaching services, as well as information about how to use UnitedHealthcare's hospital comparison tool, health information library, online physician look-up services and cost estimation tools to get quality and cost information ***before*** making health care decisions and taking health care actions.

A three-year study of 40,000 people enrolled in UnitedHealthcare's Definity Health consumer health plans found that participants used more preventive care services, had fewer hospital and emergency room services — without adverse health effects — and had lower overall costs than those with more traditional benefit plans. The results are encouraging. "Given information, tools and support," explains Meyer, "individuals will make health care decisions that are wiser, more financially sound and lead to better health."

Helping American seniors get prescription drugs more affordably and easily

Joyce Larkin

Concerned that minority Americans who were eligible for extra help under Medicare's new Part D prescription drug benefit were not signing up, UnitedHealth Group, led by Ovations executive Joyce Larkin, turned to several prominent advocacy groups, including the RainbowPUSH Coalition, to help raise awareness for the program.

The RainbowPUSH Coalition helped organize and publicize information sessions in nine key cities with large numbers of Medicare beneficiaries who might qualify for Part D's extra help program. The company also worked with partners such as AARP, state health insurance assistance programs, the National Hispanic Medical Association and Congressional offices to provide information about prescription drug benefits to Medicare-eligible individuals in communities of color and low-income areas.

"Through key community-based partnerships, we're better able to understand and respond to specific health care needs and challenges, particularly those faced by older, medically vulnerable individuals, and to reach out to help them get the services they need," says Larkin.

In total, the company has held more than 200 community-based informational events about the Medicare Part D prescription drug benefit. Most importantly, Ovations' Part D plans saved American seniors more than $14 billion in out-of-pocket expenses for prescription drugs in 2006 alone.





Simplifying health care for consumers and physicians

Leo Mc Menimen
Chip Walters
Tom Zielinski

UnitedHealth Group is dedicated to simplifying the health care experience. We use state-of-the-art technology to remove administrative complexity, improve service accuracy and provide faster and more effective support.

"Real-time service technology lets doctors submit service information via the Internet as soon as their patients receive treatment," says Chip Walters, business leader for the real-time service development team. "And we can provide a response within 10 seconds or less."

A confirmation statement that includes detailed claim information is printed at the doctor's office. And with real-time service, consumers can immediately access funds from their flexible spending account, health reimbursement account or health savings account with the swipe of their UnitedHealthcare Consumer Accounts MasterCard® debit card or Health Savings Account MasterCard® prepaid debit card.

Real-time service capability helps physicians reduce their paperwork and streamline their billing practices. "Real-time claim service is available nationally today," says Walters. "As real-time service becomes the standard way health care business is conducted, we will leverage this capability in many ways to deliver a superior experience to better serve consumers and physicians."

Addressing our nation's most profound health care needs

Kaitlin McNally, R.N.

For Kaitlin McNally, R.N., the challenges faced by the expectant mother she was helping were typical of issues faced by women in the Healthy First Steps program: unstable marriage, obesity, diabetes, hypertension, depression and tobacco use. As a prenatal case manager for AmeriChoice, McNally knew that each of these issues represented a risk for the woman she was assisting, and seriously jeopardized her chances of delivering a healthy, full-term baby.

"Many of the people we serve have significant social and economic challenges that ultimately affect their health and well-being," says McNally. "My mission is to give them the support they need to maintain the best health possible."

McNally educated the mother-to-be about healthy pregnancy, worked with her obstetrician to set a clear prenatal care plan, and helped her manage her diabetes and depression. With regular support from McNally, this expectant mother followed all aspects of her prenatal care plan and delivered a healthy baby girl.

By connecting clients to the right resources and providing ongoing encouragement and support, Kaitlin McNally promotes better health, supports better care and strengthens communities — one person at a time.



The dramatic change taking place in health care today is that, increasingly, individuals choose, purchase and manage their own health care coverage and are much more personally involved in making decisions about their preventive behavior, as well as the cost, quality and appropriateness of health care. Changing individual behavior is driving new technology applications, reshaping products, rationalizing distribution, defining costs and setting measurable, higher quality standards. The consumer is melting the historical boundaries of health care and opening new markets and opportunities.

We are embracing the new dynamics of an evolving consumer-centric market by focusing on six key areas:

We are ***making consumers the focal point*** of everything we do. The "end-user" will determine care delivery relationships and judge the service experience. People's needs will drive where our capital is applied, the technological changes we pursue, how models for decision-making information are shaped, and how health care education and coaching are delivered, enhancing the consumer's clinical relationship and our role in it.

Continuing to diversify is imperative on both micro and macro levels. We are moving into emerging market segments — ethnic markets and demographic niches, new group aggregations, customized product types and innovative funding approaches. On the macro level, UnitedHealth Group sees opportunities to diversify into care provider services, government and financial services, and global pharmaceutical, device and safety services. We believe our diversified portfolio positions us to serve in virtually every sector of the health care market.

We are focusing our ***technological expertise*** to better serve people with simple, reliable technology solutions, creating front-end consumer versions of everything we offer. Today, integration means bringing together all clinical services and interactions, all information, all operations, all financial capabilities and all customized consumer services into a single, technology-enabled "consumer experience." And that experience must be engaging, intuitive and personalized.

Industry forces are also driving the growth of unique ***health care financial services***. UnitedHealth Group has a significant "first mover" advantage in consumer health financial services with Exante Financial Services. In commercial services, we are at the very early stages of establishing a financial transaction clearinghouse to serve a new era of transactional advances in health care.

Enterprise-wide we are ***reforming and cultivating our long-standing competencies*** to serve expanding market needs. We know we must take these competencies to the next level. Making our capabilities work for people on their terms will help them, and will also work for UnitedHealth Group from a growth and financial performance perspective.

Finally, we are ***embracing a corporate culture that thrives on change, social responsibility and ethical behavior***. This is not something that is new for us, but it is a critical area where we need to make greater investment and have even greater emphasis. We must be known for high integrity and high performance.

It is also important to recognize what is not changing at UnitedHealth Group. We remain true to our pursuit of clinical excellence, to evidence-based care, to facilitate and improve the health system, to the respect we hold for patient/physician relationships, and to consumer choice and access. In our business, we will continue to price to our cost; to achieve a fair return on capital investment; and to pursue excellence in execution and performance, and maintain rigorous discipline.

Throughout 2006, the people of UnitedHealth Group have focused on our mission-driven priorities as a health and well-being company. Despite challenging circumstances, they have remained dedicated to making health care work better and have continued to deliver the innovation, service and performance our customers, business partners and investors expect of this Company.

Our work continued to help improve the quality of care Americans received and to make their health care more cost-effective. We accelerated health care affordability through more effective cost management and broader availability of products and access to care.

We also continued our long-standing operating business discipline. Our unique clinical approaches are increasingly sophisticated and effective. The innovative technology and information capabilities of our enterprise continue to help us understand what is happening in health care delivery and to creatively put that information to work on behalf of those we serve.

UnitedHealth Group's results in 2006 were characterized by strong organic revenue growth of 21 percent, supplemented by the late 2005 acquisition of PacifiCare, pricing of risk-based medical coverages consistent with underlying medical cost trends and disciplined operating cost management:

> Our 2006 revenue of $71.5 billion represents a 54 percent gain over 2005;

> Earnings from operations of almost $7 billion were up 37 percent year over year;

> Cash flows from operations increased 60 percent to approximately $6.5 billion;

> Net earnings of nearly $4.2 billion were up 35 percent from 2005; and

> Earnings per share increased to $2.97 per share.

The Company provided major medical coverage and related care facilitation services to about 1.5 million more people and launched Medicare Part D prescription drug plans that reached a total of 5.7 million seniors by year end — who saved in excess of $14 billion in out-of-pocket expenses in 2006 by utilizing these plans. The Company also brought ancillary or specialty benefits and services to 2.7 million new people in its specialty businesses, grew its consumer-directed plan offerings to reach a total of nearly 2 million people at year end, saw 21 percent growth in its health information technology and services businesses and helped individuals open thousands of new dedicated health banking accounts.

We interact directly with everyone in the health care environment, end-to-end — patients, doctors, hospitals, employer-payers — and this breadth and scale enables us to manage efficiency and quality of treatment, physician and hospital costs, and drug and technology costs. Of particular importance, we have real-time, intimate involvement in the lives of people when they are in need. As people take more control of their health, we are in a position to help empower them to make the best choices, to help coordinate care and disease management and to support their preventive behavior. Our complete and integrated clinical data can be translated into information for action — getting the right treatment to the right individual, improving quality, safety and appropriateness of care.

Perhaps one of the best examples of the effectiveness of the combination of consumer-centric principles, innovative technology, analytical rigor and social consciousness is the success of the United Health Foundation's multiyear support for community clinics in medically underserved communities. In each clinic participating in the program, the emphasis is on preventive care, coordination of care and the use of nationally recognized standards of treatment, tailored to the unique needs of each community in collaboration with local care providers. These clinics are replicable across the country, yet each is responsive to the unique circumstances in the community it serves.

The four clinics, operating in New York, Washington, D.C., Florida and Louisiana, were evaluated in 2006 in an independent study conducted by George Washington University. The study confirms that the quality of care in each of the "centers of excellence" meets or exceeds care provided in the private sector. United Health Foundation commissioned the study based on our posture of careful evaluation of everything we do as a business. We believe social and philanthropic activities must be pursued with that same accountability and discipline and should produce measurable, positive results.

UnitedHealth Group also remains committed, as we have always been, to more equitably and effectively delivering quality health care to uninsured Americans. In 2006 we joined 16 of the nation's most influential health care organizations to form the Health Coverage Coalition for the Uninsured (HCCU). Despite divergent political and ideological views that exist among the members of this coalition, we have committed to jointly press lawmakers to act on HCCU's proposal to significantly expand health coverage for our nation's uninsured, starting immediately with expanded coverage for children in 2007. We hope this concerted effort by a diverse array of business, professional and charitable groups will mark an important turning point.

In the past year, we have come through a period of momentous change as a company. We will be addressing for some time the issues that arose in the past year. They have become a catalyst for a maturing culture that embraces high ethical, social and business standards.

We understand that ongoing evolution — constant change — is a fundamental and positive element of the health care industry. UnitedHealth Group is a highly adaptive enterprise that is changing at or above the speed of the market to remain competitive. Looking ahead, it is clear that there is increasingly stronger growth and performance potential within our enterprise. We believe it is also clear that we have the talent, the positioning, the agility and drive to help realize that great potential for our shareholders, our customers and our employees.

Sincerely,

Stephen J. Hemsley
President and Chief Executive Officer

Richard T. Burke
Chairman of the Board of Directors



UnitedHealth Group offers the most diversified capabilities available in the marketplace, and serves the broadest range of health and well-being needs. We are dedicated to advancing new products, new services and new delivery methods that serve people more effectively and add value to the marketplace. By aligning our business interests with society's needs, UnitedHealth Group strives to solve the significant, pressing problems that affect the quality and availability of health care services.

Uniprise®

A UnitedHealth Group Company

Uniprise benefit plans and service solutions are designed to help large, multilocation employers, which today represent more than 50 million consumers, deliver affordable, effective health and well-being benefits to employees and their families.

Consumer-oriented benefit services and plan designs

- Customized administrative benefit and service solutions help large, multilocation employers offer affordable, effective health and well-being programs.
- Services ranging from health coaches and buyer's guides, to cost and quality information tools and wellness programs, to health reimbursement accounts (HRAs) and health savings accounts (HSAs), help people use health resources more effectively.
- The Rewards for Action™ program provides financial incentives to employees who learn about and follow clinically proven treatments for their chronic conditions.
- To serve the increasing needs of multinational employers, health care services are available for employees located overseas.

Health care banking solutions give consumers financial control and flexibility

- To help individuals receive care when and where they need it, integrated medical benefit cards facilitate physician access to personal eligibility information, health records and real-time service tools.
- For consumers who have multiple tax-advantaged health care accounts, we offer debit cards with "multipurse" capability, which can access flexible spending accounts and health reimbursement accounts.
- Lines of credit attached to existing health account debit cards provide consumers who don't have funds available in their health care savings accounts with an affordable alternative to putting those charges on a standard personal credit card account.

Simplified, personalized support

- A uniform, large-scale operating environment improves the efficiency and accuracy of health care administration.
- Dedicated Internet service portals offer real-time information and services for consumers, employers, physicians and brokers.

UnitedHealthcare®

A UnitedHealth Group Company

By applying broad capabilities in innovative new ways, UnitedHealthcare strives to improve the health care system's effectiveness for the 140 million people who buy their own insurance or purchase it through a small or mid-sized employer.

Broad access to physicians, hospitals and other health care professionals

- UnitedHealthcare's medical network provides customers with meaningful economic advantages and access to more than 520,000 physicians and care professionals and 4,700 hospitals nationwide.
- People affected by particularly complex medical conditions are supported by specialized networks, programs and services in the areas of organ transplantation, complex cancer care, cardiovascular disease, challenging mental health and substance abuse, neonatology, infertility and women's health issues, and advanced neurologic, orthopedic and spinal conditions.

Improved health care

- The UnitedHealth Premium® designation program helps people evaluate quality and cost differences among medical practices, practitioners and facilities when making crucial medical decisions.
- By gathering and sharing data on which treatments work best, proprietary clinical programs improve cardiac care, oncology services, women's health services, primary care and emergency room services, radiology services, and neuroscience, orthopedics and spinal care, among other lines of service.
- To help consumers get the most appropriate drugs at the best price, innovative pharmacy programs are based on the latest clinical evidence, provide consumer incentives and cost-effective procurement, and offer an extensive retail pharmacy network and state-of-the-art mail services.

Affordable and innovative solutions

- Affordable benefit designs feature low monthly premiums, provide protection in case of major medical emergencies, offer essential needs coverage and include tax-advantaged medical spending accounts.
- To help meet the specific needs of Asian American, African American and Hispanic/Latino consumers, specially tailored health benefit programs reach out through unique distribution channels. They also offer special disease management tools and in-culture service support.
- Innovative group retiree solutions help employers offer a full range of workforce benefits.

OVATIONS

A UnitedHealth Group Company

Nearly 90 million people are over age 50. Ovations works with government agencies and nonprofit organizations to meet their health and well-being needs, and is the only company that provides the full spectrum of Medicare products and services on a national basis.

Targeted clinical efforts promote better health

> Whether encouraging healthy people to use preventive services, helping those with chronic conditions, or supporting individuals at the end of life, personalized care services help people get the care they need, when and how they need it.

> Specially trained nurse practitioners help the most frail Medicare beneficiaries stay as healthy as possible and avoid medical crises such as pneumonia — dramatically lowering the need for hospitalization.

Wide-ranging services increase access and affordability

> Medicare beneficiaries have easy access to health care services through UnitedHealthcare's nationwide network.

> To help seniors take full advantage of the Medicare Part D program, basic Part D prescription drug benefit plans include all of the drugs covered by the program, while enhanced plans bridge the "coverage gap" and also include additional drugs not typically covered by Medicare Part D.

> Ovations Part D members, including those in stand-alone and Medicare Advantage plans, saved more than $14 billion in out-of-pocket expenses for prescription drugs in 2006.

> For 50- to 64-year-old individuals who don't yet qualify for Medicare, insurance plans cover the gap in coverage due to early retirement, loss of employment or other factors.

> Medicare Advantage programs respect the health care and cultural preferences of all Medicare beneficiaries, and include local programs for African Americans, Hispanic/Latino Americans and Asian Americans.

State-of-the-art technology and information capabilities result in improved quality of life

> By capturing and tracking patient data and clinical encounters across home, hospital and nursing home care settings, we identify the best treatment options and enhance care for people with high-risk medical conditions.

> By providing robust administrative capabilities, we help the public sector manage challenging, large-scale program implementations — a valuable capability as states begin to introduce new health care initiatives.


AmeriChoice

A UnitedHealth Group Company

State Medicaid programs cover approximately 50 million people. AmeriChoice, through its innovative programs and services, helps states provide health care services that are more affordable, sustainable and improve health for their most vulnerable citizens.

Innovative services expand access to health care

> More than 1.4 million beneficiaries of Medicaid, Children's Health Insurance Programs and related government-sponsored health care programs gain access to health care through AmeriChoice health plans.

> Program management services, including clinical care consulting and management, pharmacy benefits services, and administrative and technology services, help government agencies improve health outcomes and lower overall costs for state-sponsored health care programs.

Personalized clinical services promote better health

> To help high-risk individuals receive timely, effective care, unique clinical care services coordinate resources among family, physicians, other health care providers and community-based resources through hands-on clinical and social care management.

> Specialized disease management programs help people with asthma, diabetes, congestive heart failure, sickle cell disease, chronic obstructive pulmonary disease, pneumonia, special needs, lead poisoning and HIV/AIDS — conditions common among medically vulnerable individuals — maintain the best possible health.

> Distinctive outreach and education programs developed with the help of leading researchers and clinicians are used to target and intervene in high-risk pregnancies and other conditions prevalent in the individuals served by AmeriChoice, as well as to ensure preventive care for children and adults.

> Targeted programs addressing physical and other barriers to care are coordinated routinely to ensure individuals are not prevented from accessing needed primary and specialty care due to functional disability, language, transportation or service access within a specific geography.

Sophisticated outreach capabilities help improve quality of care

> Rather than waiting for people to seek help, sophisticated data tools proactively identify individuals who need care management services, so they can receive earlier and more consistent treatment, avoid medical complications and maintain better overall health.

Specialized Care Services

A UnitedHealth Group Company

Virtually every person in America uses one or more of the types of specialty health and wellness products offered by Specialized Care Services. Its services can be offered alone or easily integrated with medical benefits to meet varying customer needs.

Clinical programs and specialty networks improve treatment results and lower medical costs

> Highly integrated consumer health information services, employee assistance programs, and care support services help individuals better understand and manage their medical conditions, access services and follow evidence-based treatment plans.

> For patients with complex medical conditions, it's important to receive treatment from care providers who have the specialized skills and resources needed. Networks of health care Centers of Excellence help patients access high-quality, cost-effective services in areas such as organ transplantation, complex cancer care, congenital heart disease, neonatal conditions, reproductive services, bariatric care and kidney disease.

Specialized health solutions augment medical benefits

> Behavioral health and substance abuse services; chiropractic, physical therapy and complementary care provider networks; and access to dentists and vision specialists meet consumers' diverse health and well-being needs.

> Group insurance products, including critical illness, short-term disability and life insurance products, can supplement benefit programs, and address a variety of risk and cost management services, giving health plans and self-insured employers financial protection.

Personalized information services help consumers make smart choices

> Robust online personal health records integrate health information from diverse sources to create a total health profile individuals can share with their doctors and other health care professionals.

> Personalized online content, nurse chats, coaching and lifestyle programs help people make better treatment and purchasing decisions.

INGENIX.

A UnitedHealth Group Company

Ingenix delivers data, analytics, research and consulting services for health insurers and payers, large employers, government organizations, life sciences companies, physicians, hospitals and care providers, and other participants in the health care system.

Software, data and analytics identify trends, enable fact-based management and streamline administrative processes

> To help customers administer and deliver health care more effectively, we help them analyze their medical and cost trends using health care utilization reporting and analytics, physician clinical performance benchmarking, analytic and data tools for medical cost trend management, and physician credentialing and provider data management services.

> Vast databases of integrated medical, pharmacy and lab data spanning more than 40 million collective lives are analyzed to uncover meaningful, actionable insights customers can use to improve their health services.

> To help consumers make informed health care decisions, easy-to-use tools provide accurate, complete information on the quality of physicians and care providers and the effectiveness and cost of treatments.

> Expert software, content and consulting services help clients reduce administrative errors, streamline claims handling and combat fraud.

> By analyzing health care patterns over time, predictive models help customers specifically detect high-risk medical cases, respond to health care trends and manage care more effectively.

> The recently introduced Ingenix Health Information Exchange helps physicians, hospitals, health plans and other health system participants access and exchange critical financial and clinical data on a real-time basis.

Pharmaceutical services support the safe introduction of new drugs

> Specialized data and analysis accelerate the development of effective drugs, biotechnology products and medical devices.

> Clinical research operations in 53 countries across six continents focus on broad therapeutic development categories, including oncology, the central nervous system, infectious and pulmonary disease, and endocrinology.

United Health Foundation


UnitedHealthcare
Children's Foundation

UnitedHealth Group, through contributions to foundations and community outreach activities, stimulates discussion of health policy issues, advances clinical quality, expands access to health services and addresses individual and community health care needs. From leading vital national initiatives aimed at addressing key health care issues to strengthening community-based health care resources in cities and towns across the country, the foundations and community partners we support help to make quality health care more available and accessible for everyone.

A call to action for a healthier America

> A collaborative effort among United Health Foundation, the American Public Health Association and the Partnership for Prevention, *America's Health Rankings: A Call to Action for People and Their Communities*, provides a yearly assessment of the health of the nation based on a state-by-state analysis. Using a comprehensive set of measures that encompass the decisions and behaviors we make as individuals, the environment in which we live and work, and the policy decisions made by elected and public officials, this report provides a blueprint for targeted health improvements and initiatives by state and local communities.

Expanding access to quality health and medical care services for all

> United Health Foundation, in partnership with Families USA, was a catalyst to bring together 16 influential, national organizations to find common solutions on how to expand health care coverage for America's uninsured population. Now called the Health Coverage Coalition for the Uninsured, these organizations reached consensus on advocating for expanded coverage for the nation's 9 million uninsured children by making it easier to enroll eligible children in state-sponsored children's health plans and providing incentives for children's health coverage for families in need. Bipartisan legislation has been introduced that would advance this first step in the Coalition's proposals.

> United Health Foundation provides multiyear, million-dollar grants to community-based health centers that have become "centers of excellence" in four economically challenged communities. This funding has helped these community clinics, which are located in Washington, D.C.; New York City, N.Y.; Miami, Fla.; and New Orleans, La., transform themselves into clinics of choice and significantly increase the number of people they serve. Independent evaluations conducted by George Washington University researchers found that care delivery at these clinics was equal to or better than care provided by health care facilities generally.

> Recognizing that a more diverse health workforce is necessary to address health disparities, the United Health Foundation supports organizations that provide scholarship support to low-income, ethnic and minority students across our nation who seek to advance their educational opportunities in various levels of higher education, particularly students who are pursuing careers in the health industry.

> We provide support to UnitedHealthcare Children's Foundation, which helps pay for necessary medical treatment, therapy, equipment and services for families with children whose medical needs are not fully insured.

Improving the quality of clinical care delivery

> United Health Foundation improves the quality of clinical care delivery by supporting Research!America, the Institute of Medicine, physician specialty societies, and other organizations that are actively involved in advancing clinically relevant research and translating it into clinical practice.

> To promote the best clinical practices and reduce variations in care, United Health Foundation annually distributes the prestigious *Clinical Evidence* to 500,000 physicians and health care professionals nationally. *Clinical Evidence*, a publication of the BMJ Publishing Group, is considered to be the definitive guide to what works and what doesn't work in medical care delivery and is used daily by clinicians throughout the United States and around the world.

> Delivering the best medical care is only possible when physicians are able to have informed interactions with their patients. At no time is this more important than for care delivery at the end of life. To ensure that all patients, regardless of culture or language, are able to communicate their end-of-life wishes, United Health Foundation joined with Aging with Dignity, the American Hospital Association and the National Hospice and Palliative Care Organization to translate and distribute copies of the Aging With Dignity's Five Wishes advanced care directive. As a result, Five Wishes is now translated into Chinese, Arabic, Haitian Creole, Portuguese, Somali, Hmong, Korean, French, Polish, Russian, Vietnamese, Albanian, Bengali, Hindi, Urdu, Spanish, Japanese, Gujarati and Croatian.

2006 Financial Results

UnitedHealth Group Highlights

> UnitedHealth Group realized diversified growth across its business segments and generated earnings from operations of nearly $7.0 billion, up 37 percent over 2005.

> Revenue was more than $71.5 billion, a 54 percent increase over 2005.

> Cash flows from operations reached more than $6.5 billion, an increase of 60 percent.

> Diluted net earnings per common share were $2.97, an increase of 29 percent over 2005.

	For the Year Ended December 31,				
(in millions, except per share data)	2006	2005 (As Restated)	2004 (As Restated)	2003 (As Restated)	2002 (As Restated)
Consolidated Operating Results					
Revenues	**$71,542**	$46,425	$38,217	$29,696	$25,861
Earnings From Operations	**$ 6,984**	$ 5,080	$ 3,858	$ 2,671	$ 1,969
Net Earnings	**$ 4,159**	$ 3,083	$ 2,411	$ 1,655	$ 1,206
Return on Shareholders' Equity	**22.2%**	25.2%	29.0%	34.6%	28.8%
Basic Net Earnings per Common Share	**$ 3.09**	$ 2.44	$ 1.93	$ 1.40	$ 0.99
Diluted Net Earnings per Common Share	**$ 2.97**	$ 2.31	$ 1.83	$ 1.34	$ 0.95
Common Stock Dividends per Share	**$ 0.030**	$ 0.015	$ 0.015	$ 0.008	$ 0.008
Consolidated Cash Flows From (Used For)					
Operating Activities	**$ 6,526**	$ 4,083	$ 3,923	$ 2,913	$ 2,348
Investing Activities	**$ (2,101)**	$ (3,489)	$ (1,644)	$ (745)	$ (1,391)
Financing Activities	**$ 474**	$ 836	$ (550)	$ (1,036)	$ (1,367)
Consolidated Financial Condition (As of December 31)					
Cash and Investments	**$20,582**	$ 14,982	$ 12,253	$ 9,477	$ 6,329
Total Assets	**$48,320**	$ 41,288	$ 27,862	$ 17,668	$ 14,187
Debt	**$ 7,456**	$ 7,095	$ 4,011	$ 1,979	$ 1,761
Shareholders' Equity	**$20,810**	$ 17,815	$ 10,772	$ 5,236	$ 4,551
Debt-to-Total-Capital Ratio	**26.4%**	28.5%	27.1%	27.4%	27.9%

All of the financial information presented throughout has been adjusted to reflect the restatement of the Company's financial results under Statement of Financial Accounting Standards (FAS) No. 123 (revised 2004), "Share-Based Payment" (FAS 123R) and the restatement of the Company's historical financial statements as a result of the independent review of the Company's historic stock option practices. This is more fully described in our 2006 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2007. UnitedHealth Group adopted FAS 123R on a modified retrospective basis on January 1, 2006. This method of adoption requires all prior periods to be restated by the amounts previously disclosed on a pro-forma basis under FAS No. 123, "Accounting for Stock-Based Compensation."

Financial Highlights should be read together with the restated Consolidated Financial Statements and Notes in the 2006 Annual Report on Form 10-K. The 2006 Annual Report on Form 10-K is an integral part of this summary document.


Revenue
(in millions)
$25,861
$29,696
$38,217
$46,425
$71,542
2002 2003 2004 2005 2006
Earnings from Operations
(in millions)
$1,969
$2,671
$3,858
$5,080
$6,984
2002 2003 2004 2005 2006
Operating Margin
7.6%
9.0%
10.1%
10.9%
9.8%
2002 2003 2004 2005 2006
Cash Flows from Operations
(in millions)
$2,348
$2,913
$3,923
$4,083
$6,526
2002 2003 2004 2005 2006
Earnings per Share
$0.95
$1.34
$1.83
$2.31
$2.97
2002 2003 2004 2005 2006
Return on Equity
28.8%
34.6%
29.0%
25.2%
22.2%
2002 2003 2004 2005 2006

Financial Highlights should be read together with the restated Consolidated Financial Statements and Notes in the 2006 Annual Report on Form 10-K. The 2006 Annual Report on Form 10-K is an integral part of this summary document.

2006 Financial Results

Uniprise

Highlights

- > Uniprise revenue increased 11 percent in 2006, reaching $5.45 billion.
- > The number of consumers served by Uniprise increased to 10.9 million.
- > Assets under management at Exante Financial Services, the company's wholly owned banking unit, reached $285 million by year-end 2006.
- > The full-year operating margin of 16.5 percent reflected 140 basis points in year-over-year gain, driven largely by improving quality and efficiency through the application of advanced technology to basic business processes.
- > Earnings from operations grew $157 million, or 21 percent, year over year to $897 million in 2006.

Health Care Services

(includes UnitedHealthcare, Ovations and AmeriChoice)

Highlights

- > UnitedHealthcare 2006 revenue was $35.2 billion, up $8.0 billion or 29 percent year over year.
- > Ovations revenue was $25.3 billion in 2006, an increase of $15.9 billion or 168 percent over 2005.
- > AmeriChoice 2006 revenue of $3.7 billion increased 9 percent year over year, as the company served more than 1.4 million individuals through state Medicaid programs in 2006.
- > UnitedHealthcare increased the number of consumers served by 680,000 to 14.8 million in 2006.
- > Ovations' market leadership was confirmed in 2006 with 50 percent membership growth in Evercare, the addition of 4.5 million consumers into stand-alone Part D plans, and the nation's largest Medicare Advantage program, with 1.4 million members.
- > Earnings from operations from Health Care Services increased $1.5 billion, or 40 percent, to $5.1 billion in 2006.

Specialized Care Services

Highlights

- > 2006 revenue increased 42 percent, year over year, to nearly $4.0 billion. Specialized Care Services serves more than 56 million people across its diverse set of specialty benefit businesses.
- > Reflecting the strength of customer diversification and external market advancement, more than half of the consumers served by Specialized Care Services receive their major medical health benefits from a company outside of UnitedHealth Group.
- > The Specialized Care Services full-year operating margin of 19.3 percent was consistent with the prior year.
- > Earnings from operations grew $228 million to $769 million, a 42 percent year-over-year increase.

Ingenix

Highlights

- > Ingenix 2006 revenue grew by $169 million, or 21 percent, from year-end 2005.
- > Strong sales performance resulted in an Ingenix contract revenue backlog of more than $1.1 billion on December 31, 2006, the strongest position in its history and a year-over-year increase of 30 percent.
- > Earnings from operations increased $55 million, or 41 percent, to $190 million in 2006.
- > Exceptional earnings leverage — particularly from data, software and informatics products — helped expand the 2006 operating margin to 19.5 percent.

Financial Highlights should be read together with the restated Consolidated Financial Statements and Notes in the 2006 Annual Report on Form 10-K. The 2006 Annual Report on Form 10-K is an integral part of this summary document.


Revenue
(in millions)
$3,579
$3,945
$4,318
$4,893
$5,451
2002 2003 2004 2005 2006
Earnings from Operations
(in millions)
$460
$544
$624
$740
$897
2002 2003 2004 2005 2006
Operating Margin
12.9%
13.8%
14.5%
15.1%
16.5%
2002 2003 2004 2005 2006
Revenue
(in millions)
$21,512
$24,811
$32,681
$40,023
$64,180
2002 2003 2004 2005 2006
Earnings from Operations
(in millions)
$1,232
$1,737
$2,688
$3,664
$5,128
2002 2003 2004 2005 2006
Operating Margin
5.7%
7.0%
8.2%
9.2%
8.0%
2002 2003 2004 2005 2006
Revenue
(in millions)
$1,509
$1,878
$2,296
$2,806
$3,989
2002 2003 2004 2005 2006
Earnings from Operations
(in millions)
$251
$340
$445
$541
$769
2002 2003 2004 2005 2006
Operating Margin
16.6%
18.1%
19.4%
19.3%
19.3%
2002 2003 2004 2005 2006
Revenue
(in millions)
$518
$605
$707
$807
$976
2002 2003 2004 2005 2006
Earnings from Operations
(in millions)
$26
$50
$101
$135
$190
2002 2003 2004 2005 2006
Operating Margin
5.0%
8.3%
14.3%
16.7%
19.5%
2002 2003 2004 2005 2006

Financial Highlights should be read together with the restated Consolidated Financial Statements and Notes in the 2006 Annual Report on Form 10-K. The 2006 Annual Report on Form 10-K is an integral part of this summary document.

UnitedHealth Group Officers

Stephen J. Hemsley
President and
Chief Executive Officer

Richard H. Anderson
Executive Vice President, and
President, Commercial Services Group

G. Mike Mikan
Executive Vice President and
Chief Financial Officer

William A. Munsell
Executive Vice President

Lois E. Quam
Executive Vice President, and
President, Public and Senior
Markets Group

Jeannine M. Rivet
Executive Vice President

Reed V. Tuckson, M.D.
Executive Vice President and
Chief of Medical Affairs

Anthony Welters
Executive Vice President

David S. Wichmann
Executive Vice President, and
President, Individual and Employer
Markets Group

John S. Penshorn
Senior Vice President

Eric S. Rangen
Senior Vice President and
Chief Accounting Officer

Forrest G. Burke
Acting General Counsel

Board of Directors

William C. Ballard, Jr.
Of Counsel
Greenebaum Doll & McDonald PLLC

Richard T. Burke
Chairman, UnitedHealth Group

Stephen J. Hemsley
President and Chief Executive Officer
UnitedHealth Group

James A. Johnson
Vice Chairman
Perseus, LLC

Thomas H. Kean
Former President of
Drew University and
Former Governor of New Jersey

Douglas W. Leatherdale
Former Chairman and
Chief Executive Officer
The St. Paul Companies, Inc.

Mary O. Mundinger, DrPH
Dean and Centennial Professor
of Health Policy, Columbia
University School of Nursing,
and Vice President for Nursing
Columbia University Medical Center

Robert L. Ryan
Former Senior Vice President
and Chief Financial Officer
Medtronic, Inc.

Donna E. Shalala, PhD
President
University of Miami

Gail R. Wilensky, PhD
Senior Fellow
Project HOPE

Audit Committee

William C. Ballard, Jr., chair
James A. Johnson
Douglas W. Leatherdale

Compensation and Human Resources Committee

James A. Johnson, chair
Thomas H. Kean
Gail R. Wilensky, PhD

Nominating and Corporate Governance Committee

Gail R. Wilensky, PhD, chair
Douglas W. Leatherdale
Mary O. Mundinger, DrPH

Public Responsibility Committee

Thomas H. Kean, chair
Robert L. Ryan
Donna E. Shalala, PhD

Forward-Looking Statements

This Summary Annual Report may contain statements, estimates, projections, guidance or outlook that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "plan," "project," "will" and similar expressions, identify forward-looking statements, which generally are not historical in nature. These statements may contain information about financial prospects, economic conditions, trends and unknown certainties. We caution that actual results could differ materially from those that management expects, depending on the outcome of certain factors. These forward-looking statements involve risks and uncertainties that may cause UnitedHealth Group's actual results to differ materially from the results discussed in the forward-looking statements. Some factors that could cause results to differ materially from the forward-looking statements include: the potential consequences of the findings announced on October 15, 2006, of the investigation by an Independent Committee of directors of our historic stock option practices, the consequences of the restatement of our previous financial statements, related governmental reviews, including a formal investigation by the SEC, and review by the IRS, U.S. Congressional committees, U.S. Attorney for the Southern District of New York and Minnesota Attorney General, a related review by the Special Litigation Committee of the Company, and related shareholder derivative actions, shareholder demands and purported securities and Employee Retirement Income Security Act (ERISA) class actions, the resolution of matters currently subject to an injunction issued by the United States District Court for the District of Minnesota, a purported notice of acceleration with respect to certain of the Company's debt securities based upon an alleged event of default under the indenture governing such securities, and recent management and director changes, and the potential impact of each of these matters on our business, credit ratings and debt; increases in health care costs that are higher than we anticipated in establishing our premium rates, including increased consumption of or costs of medical services; competition and flexibility of customers in moving between health care companies, and consolidation of health care companies and suppliers; events that may negatively affect our contract with AARP; uncertainties regarding changes in Medicare, including coordination of information systems and accuracy of certain assumptions; funding risks with respect to revenues received from Medicare and Medicaid programs; increases in costs and other liabilities associated with increased litigation, legislative activity and government regulation and review of our industry; our ability to execute contracts on competitive terms with physicians, hospitals and other service providers; regulatory and other risks associated with the pharmacy benefits management industry; failure to maintain effective and efficient information systems, which could result in the loss of existing customers, difficulties in attracting new customers, difficulties in determining medical costs estimates and appropriate pricing, customer and physician and health care provider disputes, regulatory violations, increases in operating costs, or other adverse consequences; possible impairment of the value of our intangible assets if future results do not adequately support goodwill and intangible assets recorded for businesses that we acquire; potential noncompliance by our business associates with patient privacy data; misappropriation of our proprietary technology; and anticipated benefits of acquisitions that may not be realized.

This list of important factors is not intended to be exhaustive. A further list and description of some of these risks and uncertainties can be found in our reports filed with the Securities and Exchange Commission from time to time, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Any or all forward-looking statements we make may turn out to be wrong. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.

Investor Information

Market Price of Common Stock

The following table shows the range of high and low sales prices for the company's common stock as reported on the New York Stock Exchange. These prices do not include commissions or fees associated with purchasing or selling this security.

	High	Low
2007		
First Quarter		
Through February 15, 2007	$ 56.29	$ 50.51
2006		
First Quarter	$ 62.93	$ 53.20
Second Quarter	$ 56.60	$ 41.44
Third Quarter	$ 52.84	$ 44.29
Fourth Quarter	$ 54.46	$ 45.12
2005		
First Quarter	$ 48.33	$ 42.63
Second Quarter	$ 53.64	$ 44.30
Third Quarter	$ 56.66	$ 47.75
Fourth Quarter	$ 64.61	$ 53.84

As of February 15, 2007, the company had 15,069 shareholders of record.

Shareholder Account Questions

Our transfer agent, Wells Fargo, can help you with a variety of shareholder-related services, including:

Change of address
Lost stock certificates
Transfer of stock to another person
Additional administrative services

You can write to them at:

Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854

Or you can call our transfer agent toll free at (800) 468-9716 or locally at (651) 450-4064.

You can e-mail our transfer agent at:
stocktransfer@wellsfargo.com

Investor Relations

You can contact UnitedHealth Group Investor Relations to order, without charge, financial documents such as the Annual Report on Form 10-K (which is the UnitedHealth Group Annual Report to Shareholders) and the Summary Annual Report. You can write to us at:

Investor Relations, MN008-T930
UnitedHealth Group
P.O. Box 1459
Minneapolis, Minnesota 55440-1459

You can also obtain information about UnitedHealth Group and its businesses, including financial documents, online at www.unitedhealthgroup.com.

Annual Meeting

We invite UnitedHealth Group shareholders to attend our annual meeting, which will be held on Tuesday, May 29, 2007, at 10 a.m. CDT, at the Minneapolis Convention Center, 1301 Second Ave. S., Minneapolis, Minn.

Dividend Policy

UnitedHealth Group's Board of Directors established the company's dividend policy in August 1990. The policy requires the Board to review the company's financial statements following the end of each fiscal year and decide whether it is advisable to declare a dividend on the outstanding shares of common stock.

Shareholders of record on April 3, 2006, received an annual dividend for 2006 of $0.03 per share. On January 30, 2007, the board approved an annual dividend for 2007 of $0.03 per share. The dividend was paid on April 16, 2007, to shareholders of record on April 2, 2007.

New York Stock Exchange — Stock Listing and Corporate Governance

The company's common stock is traded on the New York Stock Exchange (NYSE) under the symbol UNH. As required by the NYSE, the company submitted an unqualified certification of its chief executive officer to the NYSE in 2006. The company has also filed as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2006, the chief executive officer and chief financial officer certifications required under the Sarbanes-Oxley Act.


FSC
Recycled
100%

This Summary Annual Report is printed using soy-based inks on paper that is made from 100% post-consumer, FSC Certified fiber. The use of this paper saved 3,678 trees, 636,291 gallons of water, 862,256 BTUs of energy, 67,508 pounds of solid waste, 4,325 pounds of water-borne wastes and 130,921 pounds of atmospheric emissions.



UnitedHealth Group
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, Minnesota 55343

www.unitedhealthgroup.com



END

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